Mail Stop 4561

April 3, 2006

By U.S. Mail and facsimile to (704) 374-3425.

Thomas J. Wurtz
Senior Executive Vice President and Chief Financial Officer
Wachovia Corporation
One Wachovia Center
Charlotte, NC 28288-0013

> **Re: Wachovia Corporation**
> **Form 10-K**
> **Filed February 28, 2005**
> **File No. 001-10000**

Dear Mr. Wurtz:

We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment. Where indicated, we think you should revise your document in response to this comment in future filings. Please provide us with your proposed disclosures If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 19: Derivatives, page 108

1.   Considering the significance of your derivatives designated as fair value and cash flow hedges, please revise your footnote to disclose the following and provide us with your proposed disclosures:

- For each type of hedge designated as a cash flow or fair value hedges, disclose what specific asset or liability the hedge relates to.

- For each type of designated hedge disclosed on page 109, clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.

Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant